Confidential Offering Statement
LRF Thoroughbred Fund, LLC

LRF Thoroughbred Fund, LLC

$1,000,000 MAXIMUM OFFERING
$100,000 MINIMUM OFFERING

2,000 Units

Offering Price: $500 per Unit
$500 Minimum Investment

REGULATION CROWDFUNDING OFFERING ONLY

THESE ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGES 5-10.

The date of this Confidential Offering Statement is July 26, 2016

This Confidential Offering Statement is for review by potential investors on StartEngine only. Do not copy or distribute this Confidential Offering Statement. In the event you decide not to participate in this Offering, please destroy all copies of or return the entire Confidential Offering Statement to the office of StartEngine as set forth below.



SECKENDORF HASSON & REILLY CPA'S, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Bruce S. Seckendorf, CPA
David M. Hasson, CPA
Robert P. Reilly, CPA

3000 Marcus Avenue, Suite 3 W 4
Lake Success, New York 11042
(516) 488-8400 Fax: (516) 488-8487

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Members
LRF Thoroughbred Fund, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet of LRF THOROUGHBRED FUND, LLC as of June 30, 2016, and the related statement of income, statement of changes in equity and statement of cash flows for the period June 24, 2016 thru June 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the Unites States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Seckendorf, Hasson and Reilly CPA's LLC

Seckendorf, Hasson and Reilly, CPA's LLC
Certified Public Accountants

July 6, 2016
Lake Success, New York



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

Corporate Background and General Overview

LRF Thoroughbred Fund ("Fund") provides the opportunity to own a thoroughbred racehorse inside a partnership managed by America's premier thoroughbred syndicate – Little Red Feather Racing ("LRF"). LRF burst onto the national scene in 2004 when its horse Singletary captured the $1,500,000 Breeders' Cup Mile. In 15 years, LRF horses have won 192 races from 1,063 starts (18%) and grossed $10,735,470 in purses (through June 24, 2016).

Recently, LRF has enjoyed the best 18 months in its history with 43 wins from 192 starts and over $3,000,000 in gross purses. LRF currently manages stakes winners Midnight Storm, Chati's on Top, Bellamentary, Sheer Pleasure and Midnight Miley.

All LRF statistics can be found via the Jockey Club website.

https://www.ownerview.com/syndicate/o6-1315344/little-red-feather-racing

The Plan

Using the proceeds from the Offering, LRF will buy and manage racehorses for the Fund. The horses will initially run in California, with the potential of also racing in other states such as Kentucky, New York and Florida.

LRF will purchase horses either privately, through a public auction or a claiming race. In order to maximize the quantity and quality of racehorses purchased, the Fund may own less than 100% in co-ownership with other thoroughbred owners.

Once purchased, the Fund horses will be trained by Santa Anita's leading trainer Phil D'Amato, Mike Puype, Richie Baltas or another trainer selected by LRF.

The Fund will race under the stable name "Little Red Feather Racing" and all net proceeds earned will be deposited into the Fund's separate bank account. The Fund earns revenue three ways: a) earning purses; b) subsequently selling the racehorses; or c) through the sale of breeding rights to the racehorses.

The Fund plans to commence operations on October 1, 2016 with the goal of dissolving and distributing net proceeds by December 31, 2017. The Fund reserves the right to continue the partnership into 2018 and beyond depending on the viability of the racehorses in the stable.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

DIRCTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of July 15, 2016, are as follows:

Name	Position	Dates of Service
Executive Officers:		
William Koch	Managing Partner	Since inception
Gary Fenton	Managing Partner	Since inception

The managing partners work part-time for this and similar horse racing managed LLC's. There are no family relationships between any director, officer or significant employee. During the past 5 years, none of the persons identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. Other than our officers and directors, we do not have any employees

EXECUTIVE OFFICERS

William Koch, Managing Partner. Mr Koch founded Little Red Feather Racing in 2002 and has over 20 years experience racing and managing thoroughbred racehorses. LRF started with one horse and in the last 14 years has successfully syndicated over 125 partnerships and managed over 150 racehorses. Mr Koch is a past board member of the Thoroughbred Owners of California and currently sits on the TOBA board of directors. Mr. Koch has a B.A. in radio and television from Northwestern University.

Gary Fenton, Managing Partner. Mr. Fenton has been Little Red Feather's general council since inception and CEO/Managing Partner since 2005. Prior to his equine experience, Mr. Fenton worked as an entertainment attorney for companies such as the William Morris Agency, Artist's Television Group and Cersey Werner Television before transitioning into the equine world. Mr. Fenton has a B.A. in communication and political science from the University of Southern California and a J.D. from UWLA.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

To date our executive officers have not received cash compensation from LRF Thoroughbred Fund, LLC. Upon a successful fund raising, the executive officers will receive a combined 10% of the final raise as a management fee. In addition, the executive officers will receive contingent compensation in an amount equal to a) 10% of all gross purse revenues received from the LLC's racehorses and b) 10% from the gross amount of the subsequent (or partial) sale of any LLC racehorse.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

Indebtedness

The Company will initially fund its operations with this Title III Crowdfunding. As such, the Company has no indebtedness.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

Annual Reporting

The Issuer will file a report on EDGAR annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

In accordance with Rule 202(b) of Regulation Crowdfunding, the Issuer will file the requisite annual report until the earliest of the following events occurs:

(1) The Issuer is required to file reports under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Sections 13(a) or 15(d);

(2) The Issuer has filed at least one (1) annual report and has fewer than three hundred (300) holders of record;

(3) The Issuer has filed at least three (3) annual reports and has total assets that do not exceed $10 million;

(4) The Issuer or another party purchases or repurchases all of the Securities issued pursuant to the 4(a)(6) Exemption, including any payment in full of debt securities or any complete redemption of redeemable securities; or (5) The Issuer liquidates or dissolves in accordance with state law.

<u>Assets</u>

Current Assets

Cash and Cash Equivalents	$ -	
Members' Loans Receivable	2,500	
Total Current Assets		$ 2,500

Property & Equipment

Horses	-
Less: Accumulated Depreciation	-
Net Property & Equipment	-

Other Assets

Total Other Assets	0
Total Assets	$ 2,500

<u>**Liabilities & Members' Equity**</u>

Current Liabilities

	$ -	
Total Current Liabilities		$ -

Other Liabilities

	-
Total Other Liabilities	-
Total Liabilities	-

Members' Equity

Members' Capital	2,500	
Total Members' Equity		2,500
Total Liabilities and Members' Equity		$ 2,500

Cash Flows from Operating Activities:

Net Income	$	-

Adjustments to Reconcile Net Income to
     Net Cash Provided (Used) by Operating Activities:

Depreciation & Amortization		-
		-
		-
Net Cash Provided (Used) by Operating Activities	$	-

Cash Flows from Investing Activities:

Net Cash Provided (Used) by Investing Activities	$	-

Cash Flows from Financing Activities:

Member Loans	$	(2,500.00)
Member Capital Contributions	$	2,500.00
Net Cash Provided (Used) by Financing Activities	$	-
Increase in Cash	$	-
Cash Balance at Beginning of Year	$	-
Cash Balance at End of Year	$	-



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

Disqualification

The Issuer has not had any events in the past that have triggered, or to the best of the knowledge of the Issuer, will trigger disqualification.

LRF THOROUGHBRED FUND, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIOD ENDING JUNE 30, 2016

	Members' Capital		Members' Capital
Balance - June 24, 2016	$ -		$ -
Net Income	-		-
Members' Capital Contributions	2,500		2,500
Balance - June 30, 2016	$ 2,500	$ -	$ 2,500

TABLE OF CONTENTS

NOTICE TO INVESTORS

This Offering Statement is furnished solely to prospective investors through the crowdfunding portal available at www.startengine.com and each subdomain thereof (the "Portal") and operated by StartEngine, a Delaware corporation ("StartEngine" or the "Intermediary"), for the sole purpose of evaluating investments in certain securities ("Securities") offered by LRF Thoroughbred Fund, LLC, a California limited liability company (the "Issuer", the "Company" or the "Fund"). The rights associated with the Securities are governed by the Issuer's Limited Liability Company Operating Agreement (the "Operating Agreement"). The Issuer is seeking to raise a minimum of $100,000 and a maximum of $1,000,000 through the offer and sale of Securities on the Portal (the "Offering") in reliance on the exemption from registration pursuant to Section 4(a)(6) (the "4(a)(6) Exemption") of the U.S. Securities Act of 1933, as amended (the "Securities Act") and the regulations promulgated with respect thereto ("Regulation Crowdfunding").

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this Offering Statement.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any offering document or literature, including this Offering Statement.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

Prospective investors should not construe the contents of this Offering Statement as legal, business, tax, accounting, regulatory, investment or other advice, and should consult their own advisors concerning the Securities.

1

No person other than the Issuer has been authorized to provide prospective investors with any information concerning the Issuer or the Offering or to make such representation not contained in this Offering Statement. To invest in the Securities, each prospective investor will be required to (i) register for an investor account with the Portal, (ii) make representations regarding the investor's investment eligibility and complete a questionnaire to demonstrate his or her understanding of the risks involved in investing in the Securities and (iii) execute the Operating Agreement. The Issuer reserves the right to modify any of the terms of the Offering and the Securities at any time before the Offering closes.

Certain information contained in this Offering Statement constitutes "forward-looking statements" within the meaning of the Securities Act that can be identified by the use of forward looking terminology such as "may," "will"," "should," "expect," "anticipate," "estimate," "intend," "continue," or "believe," or the negative or variations thereof. Furthermore, any forecasts or other estimates in this Offering Statement, including estimates of returns or performance, are "forward-looking statements" and are based upon certain assumptions that may change. Due to various risks and uncertainties, actual events or results, the actual performance of the Securities may differ materially from those contemplated in such forward-looking statements. Moreover, actual events are difficult to project and often depend upon factors that are beyond the control of the Issuer or the Portal. Neither the delivery of this Offering Statement at any time nor any sale hereunder shall under any circumstances create an implication that a statement contained herein is correct as of any time after the earlier of the relevant date specified or the date of this Offering Statement. Although the Issuer believes that in making such forward-looking statements, expectations are based upon reasonable assumptions; such statements may be influenced by factors that could cause actual outcomes and results to be materially different from those projected. The Issuer cannot assure you that the assumptions upon which these statements are based will prove to have been correct. You should read these statements carefully because they discuss the Issuer's expectations about its future performance. Before you invest, you should be aware that the occurrence of any of the contingent factors described under the "RISK FACTORS" section of this Offering Statement could substantially harm the business, results of operations, and the Company's financial condition. Upon the occurrence of any of these events, you could lose all or part of your investment. The Issuer cannot guarantee any future results, levels of activity, performance or achievement. Except as required by law, the Issuer will undertake no obligation to update any of the forward-looking statements in this Offering Statement after the date of this Offering Statement.

SUMMARY OF OFFERING

The following is an executive summary of the Offering. This executive summary is not intended and does not purport to be complete and is qualified in its entirety by reference to the remainder of this Offering Statement and the Limited Liability Company Operating Agreement (the "Operating Agreement").

Issuer	LRF Thoroughbred Fund, LLC
Entity Type	California limited liability company
Date of Organization	June 24, 2016
Principal Office	5950 Canoga Blvd., Suite 510, Woodland Hills, CA 91367
Types of Securities	Limited liability company membership interests/units
Size of Offering	The Issuer is offering up to 2,000 LLC Units, at an offering price of $500 per Unit, for a maximum aggregate offering price of $1,000,000, and a minimum aggregate offering price of $100,000. The minimum subscription by an investor is one Unit.
Offering Period	Sixty (60) days from date of activation
Key Personnel	Little Red Feather Management, LLC, Manager William Koch, Managing Partner of Manager Gary Fenton, Managing Partner of Manager
Purpose of Offering	The Issuer will be engaged in the business of owning, racing and selling Thoroughbred horses for its own account. Some of the net proceeds of this Offering will be applied by the Issuer to the purchase of a Thoroughbred horse or horses.
Ownership Percentage Represented by Securities	The ownership percentage of each Unit will be determined by dividing such Unit by the total amount of Units that are issued and outstanding. Therefore, the ownership percentage of a Unit may vary from time to time, due to additional sales of Units. The rights associated with a Unit include an ownership/economic interest, the right to elect or remove the Manager, and the right to information concerning the business and affairs of the Issuer.

The Issuer certifies that all of the following statements are true for the Issuer:

- It is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- It is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").
- It is not an investment company as defined in the Investment Company Act of 1940 or exempt from such definition under Section 3(b) or Section 3(c) thereof.
- It is not disqualified from relying on the Section 4(a)(6) Exemption under Rule 503(a) of Regulation Crowdfunding.
- It and any of its predecessors have not previously failed to comply with any ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.
- It is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

The Issuer has not had any events in the past that have triggered, or to the best of the knowledge of the Issuer, will trigger disqualification.

RISK FACTORS

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. IN DETERMINING WHETHER TO PURCHASE UNITS, EACH POTENTIAL INVESTOR SHOULD BE AWARE THAT THERE IS A SUBSTANTIAL RISK THAT HE MAY LOSE SOME OR ALL OF HIS INVESTMENT AND THAT EACH INVESTOR SHOULD BE FINANCIALLY CAPABLE OF BEARING THE RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME. INVESTORS SHOULD SEEK PROFESSIONAL ADVICE REGARDING AN INVESTMENT IN THE COMPANY. THE RISK FACTORS DESCRIBED BELOW SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF SUCH RISK FACTORS:

The following is a summary of the major risk factors which the Company believes will affect the Company and its members. The following risk factors should not be considered as an inclusive list of all risk factors inherent in and affecting the proposed business of the Company and this offering.

AN INVESTMENT IN THE COMPANY OFFERS NO ASSURANCE OF ANY ECONOMIC OR TAX BENEFIT AND INVOLVES VARIOUS ELEMENTS OF RISK, ALL OF WHICH SHOULD BE CONSIDERED BEFORE MAKING A DECISION TO INVEST.

1. <u>Nature of the Company's Business; Risks of Thoroughbred Horses</u>. The successful operation of the Company, like any business, is dependent upon the Company's maintenance of satisfactory levels of income and acceptable levels of operating expense. A principal business risk associated with ownership of Thoroughbred horses is the ability of the Company to generate sufficient racing revenue and sales proceeds which, after payment of operating expenses, will yield an acceptable rate of return. Economic or business factors which are beyond the control of the Company may prevent it from operating and generating revenue at a favorable margin. Such factors may include:

a. General economic conditions, such as inflation, recessions, unstable or adverse credit market conditions and other business conditions;

b. Fluctuations in the market for Thoroughbred horses, adverse weather conditions or other conditions or other unfavorable circumstances or events;

c. Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue;

d. Changes in government regulations, whether or not relating to the Thoroughbred horse racing industry, which may result in additional expenses or reduced revenue from operations.

No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. This offering, consequently, is directed only to persons who are in a position to accept such risks.

2.   Risks of Thoroughbred Racing. The Company will primarily engage directly in Thoroughbred horse racing in a limited number of states. The future success of these activities will depend upon the ability of the Manager to purchase high-quality Thoroughbred horses and to train them using highly-skilled trainers and related personnel. Moreover, Thoroughbred racing is an intensely competitive activity and the Company will be competing with a number of persons who have substantially greater experience and financial resources than Company. There can be no assurance that the Company will be successful in the endeavors.

3.   Future Market for Thoroughbred Horses. The Company will attempt to produce substantial revenues from leasing or the selling of Thoroughbred horses. To a large degree, the ability of the Manager to generate such revenues will be dependent upon the condition of the market for Thoroughbred horses. Although management of the Company believes that the average sales price of Thoroughbred horses sold at public auctions has increased significantly in recent years, there can be no assurance that the trend will continue. If the Thoroughbred racing industry suffers a decline or if general economic conditions deteriorate significantly, the average sales price of Thoroughbred horses could level off or decline and, as a result, the Company could suffer substantial decreases in the current fair market values of its animals. Moreover, many of the factors which affect the prices paid for Thoroughbreds are beyond the Company's control. Among these factors are the presence of purchasers who buy for speculative purposes, the apparent attractiveness of Thoroughbred horses to foreign investors, the federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses.

4.   Nature of Thoroughbred Racing Industry. The future success of the Company's contemplated operations is entirely dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. As a form of gambling, Thoroughbred racing could be subjected at any time to restrictive regulation or banned entirely. However, in the opinion of management of the Company, the introduction of off-track betting in various jurisdictions in recent years would tend to indicate that Thoroughbred racing is gaining an even greater governmental acceptance and dependence as a source of revenue. These indications notwithstanding, no assurance can be given that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and participation, and therefore the profitability of Thoroughbred racing and sales.

5.   Income Tax Risks. The Company is not intended to be a "tax shelter". The Company anticipates that the Company may at some time distribute cash to the Members, a portion of which during the operational stage will not be taxable to the Members. The realization of this tax objective cannot be guaranteed. Each Member, together with his tax advisor, should carefully consider all the tax aspects of an investment in the Company.

In the case of noncorporate taxpayers and certain corporations, losses from passive activities such as activities of the Company generally may only be offset against income from passive activities (excluding any portfolio income derived from such activities). If the Company generates losses, the passive activity rules would limit the ability of most Members to use these losses against income which is not from a passive activity. The Company may have interest income from short-term investments of cash, which would be treated as "portfolio income." The Internal Revenue Service ("IRS") may contend that other income of the Company is also portfolio income. In the case of noncorporate taxpayers and certain corporations, losses from the Company attributable to its passive activities (or from other passive activities) cannot offset portfolio income from the Company. Members will be required to pay federal income tax on their allocated share of the Company's profits regardless of whether distributions to Members equal this amount. Consequently, in certain years your tax obligations respecting your investment in the Company may exceed their share of distributions from the Company.

EACH PROSPECTIVE MEMBER SHOULD SEEK THE ADVICE AND CONSULTATION OF ITS PERSONAL TAX ADVISOR WITH REGARD TO THE FEDERAL AND STATE TAX CONSEQUENCES OF BECOMING A MEMBER IN THE COMPANY.

6.   <u>Lack of Financial Forecasts</u>. While the Company believes that there is a market for Thoroughbred breeding, training and racing, such a market is highly volatile. The Thoroughbred industry is dependent upon the present and future values of Thoroughbreds and of the Company's Thoroughbreds in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for the Company and there is no assurance that the Company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Company. As a result, it is possible that the Members will lose all or a substantial part of their investment in the Company. Additionally, there is no assurance that there will be any cash available for distribution. In addition, cash distributions, if any, to the Members may be less than their distributive share of taxable income and the Members' tax liability could require out-of-pocket expenditures by the Members.

7.   <u>Governmental Regulation of the Thoroughbred Racing Industry</u>. The market for Thoroughbreds is dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. Thoroughbred racing could be subjected, at any time, to restrictive regulation or banned in its entirety. The value of the Company's Thoroughbreds could be diminished by such regulation or ban. Additionally, governmental restrictions on import or export of the animals due to disease, health conditions, or other conditions could adversely affect the financial position of the Company.

8.   <u>Revenues Speculative</u>. The Company's revenue will be dependent upon the Company's ability to purchase a Thoroughbred racehorse capable of earning revenue in terms of purses and/or the subsequent re-selling of the horse(s) or interests in the horse(s). There is no assurance that any horse will be capable of being resold. In the event a horse does not resell, there will be little to no revenue generation and the value of the horse will diminish. Additionally, the risks of a Thoroughbred being injured or rendered disabled due to illness, accident or hereditary factors are always present. Accordingly, there are risks inherent in the racing of Thoroughbred horses, thus making investment in a racing company speculative.

9.   <u>Irregular Revenues</u>. The revenues, if any, of the Company may be highly irregular and seasonal. While the Manager will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of the Company's distributions, if any, could pose particular risks for Members who seek to transfer their Unit during the term of the Company.

10.   <u>Possible Cost Overruns</u>. The expenses associated with maintaining, training and racing Thoroughbreds may increase during the term of the Company. Although the Company's proposed expense projections include these factors, it is possible that these requirements are underestimated and that there will be insufficient funds available to meet actual requirements.

11.   <u>Competition</u>. The Thoroughbred breeding and racing industry is highly competitive and speculative. Thoroughbred horse racing in the United States and in foreign countries draws competitors and participants from locations throughout the United States and overseas, who have been in the business of Thoroughbred horse racing for many years and have substantially greater financial resources than Company. The Company will be competing in its racing and selling activities with such persons. Similarly, horse markets are international and auctions are internationally advertised. The Company will be competing in the purchase and sale of Thoroughbreds with most of the major horse breeders and dealers in the United States and foreign countries. Thus, prices at which the Company buys or sells a Thoroughbred may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses.

12.   <u>Limited Size of Offering</u>. The potential profitability of the Company may be affected by the amount of funds at its disposal. Because of the limited size of this Offering, the Company will have a correspondingly limited ability to provide for unanticipated expenses. As previously indicated, some of the proceeds received on the sale of the Units are intended to be invested in a Thoroughbred racehorse. Once again, the value of a racehorse can vary greatly based on its racing success and physical condition.

13.   <u>Reliance and Dependence on Management</u>. The Manager is responsible for the overall management of the Company. All decisions with respect to the operation and business of the Company shall rest with the Manager. The Members will have no right or power to determine the operation and business of the Company. Accordingly, no person should purchase any of the Units offered hereby unless he, she or it is willing to entrust all aspects of the operation and business of the Company to its management.

14.   <u>Speculative Objectives</u>. The objectives of the Company must be considered speculative and there can be no assurance that the Company's objectives will be fulfilled.

15.   <u>New Venture</u>. Although the principals involved with managing the Company have experience in selecting and managing horses, the Company will be a new venture and as such, the risk of unforeseen problems is critical. The acquisition of a Thoroughbred racing horse might occur shortly after the beginning of this Offering. Such acquisition will require the

Company to immediately incur various expenses, such as the purchase price, commissions, taxes, and transportation and maintenance costs prior to the Closing.

16. <u>Restrictions on Transfer of Interest</u>. Because the Units of the Company have not been registered for sale under the Securities Act, the transfer of the Units purchased hereunder is strictly limited under federal law and applicable state securities laws. The Company shall be invested in illiquid, highly volatile assets, and no ready market for a Unit in the Company is expected to develop. As a result of the foregoing, Members may not be able to liquidate all or any portion of their investment in the Company to meet a personal emergency or in any other circumstances. The Units offered hereby should be considered a long-term investment.

17. <u>Offering Price</u>. The offering price of the Units has been arbitrarily determined by the Company based primarily upon the expected financial requirements and the projected availability of funds from other sources. The offering price of the Units is not necessarily indicative of their value. No assurance can be given that the Units, if transferred, could be sold for the offering price or any other amount. No assurances can be given that the Units can be resold by the Members for the offering price or for any amount.

18. <u>Distributions</u>. There can be no assurance that the Company will realize any profits from operation. Distributions of profits shall be made from time to time as determined by the Manager. The distribution policy of the Company will depend upon its earnings, financial condition, financial requirements, general business conditions, and other factors as are evaluated and determined from time to time by the management of the Company. Thus, even if the Company's proposed operations are successful, there can be no assurance that the Company will make distributions.

19. <u>Withholding</u>. Members who are not residents of California will be required to complete and file Form 3832 with the California Franchise Tax Board (the "Board") consenting to the jurisdiction of the Board in connection with California source income allocated to the Member. The Company will be required to deduct and pay to the Board withholding in the current amount of seven percent (7%) of payments to Members who are not residents of California. Similarly, the Company may be required to withhold and pay to the Internal Revenue Service a portion of payments to Members who are not residents of the United States. Members will be required to file income tax returns in California and with the Internal Revenue Service in order to qualify for refunds, if any, of withholding taxes. In the event distributions or other payments to any Member are subject to withholding taxes in the United States, California or any other jurisdiction, the Member shall be solely responsible for the same and shall indemnify and hold the Manager, the Company and the other Members harmless from and against such taxes and any penalties and interest assessed upon the failure to withhold or pay such taxes.

20. <u>Dilution - Possible Issuance of Additional Units</u>. Should the Company require additional capital, there is a risk that additional Units may be sold. The issuance of additional Units will dilute each Member's proportionate interest.

21. <u>Additional Disclosures</u>. Because this transaction is a crowdfunding offering and not registered under the Securities Act or state securities laws, it has not been reviewed by the

Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE UNITS PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE UNITS, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S OPERATING AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be $100,000 if the Minimum Offering Amount is raised and $1,000,000 if the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the Intermediary's fees, escrow fees, legal fees, accounting fees and management fees will be used by the Company as working capital to purchase, and maintain, thoroughbred race horses for racing at Santa Anita Park, Del Mar and other race tracks. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Horses to be Purchased		1		6
Intermediary Fees	5.0%	$5,000	5.0%	$50,000
Estimated Attorneys' Fees	10%	$10,000	1.0%	$10,000
Estimated Accounting Fees	5.0%	$5,000	1.0%	$10,000
LRF Mgmt. Fees	10%	$10,000	10%	$100,000
Horse Acquisition Costs	50%	$50,000	60%	$600,000
Horse Maintenance Fees	20%	$20,000	23%	$230,000
Total	100%	$100,000	100%	$1,000,000

The estimated use of proceeds set forth below illustrate the present expectation of the Company. The Company's use of proceeds may differ materially from the foregoing as a result of changing conditions and as deemed appropriate in the sole and absolute discretion of management. Therefore, the Company and its management reserve broad discretion in the use of proceeds and the right to alter the use of proceeds of this Offering, without notice, in the best interest of the Company.

DESCRIPTION OF BUSINESS

Corporate Background and General Overview

LRF Thoroughbred Fund ("Fund") provides investors with the opportunity to own a thoroughbred racehorse inside a partnership managed by one of America's largest thoroughbred syndicates – Little Red Feather Racing ("LRF"). LRF burst onto the national scene in 2004 when its horse Singletary captured the $1,500,000 Breeders' Cup Mile. In 15 years, LRF horses have won 192 races from 1,063 starts (18% win) and grossed $10,735,470 in purses (through June 24, 2016).

Recently, LRF has enjoyed the most successful 18 months in its history with 43 wins from 192 starts and over $3,000,000 in gross purses. LRF currently manages stakes winning horses Midnight Storm, Chati's on Top, Bellamentary, Sheer Pleasure and Midnight Miley.

LRF's race statistics are available online through the Thoroughbred Ownerview database:

https://www.ownerview.com/syndicate/o6-1315344/little-red-feather-racing

Business Plan

Using the proceeds from the Offering, LRF will purchase and manage racehorses for the Fund – likely up to six (6) total horses dependent upon the amount raised and the condition of the Thoroughbred market at the time the horses are purchased. The horses will initially run in California, with the potential of also racing in other states such as Kentucky, New York and Florida.

LRF will purchase horses through traditional industry means, including through private purchases, public auction or claiming races. In order to maximize the quantity and quality of racehorses purchased, the Fund may in certain instances purchase less than 100% of a particular horse and own the horse in co-ownership with others. If the Company holds a 50% or less interest in and to any horse, the Manager and/or the Company may not have final control over the racing decisions and overall career of the horse.

Once purchased, the Fund horses will be trained and cared for by respected California-based trainers, including Phil D'Amato, Mike Puype, and Richie Baltas. Other trainers may be utilized depending on what LRF deems to be in the best interests of the Fund and the needs of a particular horse. The Fund will not acquire, own or operate the facilities for the boarding and training of its animals and will place its animals at boarding and training facilities owned by third parties. The use of any such facilities will be at the going rate. It is not expected that the Company will breed the horse at any time. However, in the event that the Fund develops an exceptional stallion or mare, the Manager, in its sole discretion, may use such animal for breeding for the benefit of the Fund.

The Fund will have three primary sources of earnings: a) purse earnings from races; b) subsequent sales of Fund horses; or c) the sale of post-racing breeding interests in the Fund horses to third parties. Sale of the horse(s) may be accomplished through sales at public auctions occurring throughout the United States; however, some sales may be affected in private transactions. The Fund may also utilize (and compensate) the services of brokers (known as bloodstock agents) for purposes of both buying and selling the horse in private transactions where appropriate.

It is anticipated that the Fund will directly engage in Thoroughbred horse racing in a variety of states. In certain jurisdictions the Manager will serve as the "responsible person" under the laws of several states in connection with these activities. The Company will run its horse(s) in a variety of races at its discretion, including:

a. "claiming races" in which any horse running may be purchased at a specified "claiming" price which is posted as a condition of entry,

b. "allowance races" in which the weight that each horse will carry is set by the track's racing secretary, making specific allowances in weights for horses with less impressive past performance and saddling better horses with more weight,

c. "weight-for-age races" in which a standard scale of weights is used established by The Jockey Club, which assigns certain weights to horses based upon their age and month of the year, and

d. "stakes races" the most important of Thoroughbred races, in which owners may pay a nomination fee or a series of nominees fees well in advance, and a "starter fee" at the time of the race and in which stakes money raised by these fees are often supplemented by "added money" contributed to the purse by the track and in some cases further supplemented by state breeders' association awards.

The Fund will race under the stable name "Little Red Feather Racing" and all net proceeds from race earnings or other sources of income will be deposited into the Fund's separate bank account.

The Fund plans to commence operations on October 1, 2016 with the goal of dissolving and distributing net proceeds by December 31, 2017. The Fund reserves the right to continue the venture into 2018 and beyond depending on the viability of the racehorses in the stable.

Indebtedness

The Company does not have any indebtedness.

Previous Offerings

The Company has not previously conducted any exempt offerings.

MANAGEMENT

Our management team as of July 15, 2016, is as follows:

Name	Position	Dates of Service
Little Red Feather Management, LLC	Manager	Since inception
William Koch	Managing Partner of Manager	Since inception
Gary Fenton	Managing Partner of Manager	Since inception

The Managing Partners of the Manager work part-time for the Company and similar horse racing managed companies. There are no family relationships between any person in management or any other significant employee. During the past five (5) years, none of the persons identified above have been involved in any bankruptcy or insolvency proceeding or convicted in a criminal proceeding, excluding traffic violations and other minor offenses. The Company has no other employees as of the date of this Offering Statement.

Managing Partners of Manager:

William Koch, Managing Partner. Mr. Koch founded Little Red Feather Racing in 2002 and has over 20 years' experience racing and managing thoroughbred racehorses. LRF started with one horse and in the last 14 years has successfully syndicated over 125 partnerships and managed over 150 racehorses. Mr. Koch is a past board member of the Thoroughbred Owners of California and currently sits on the TOBA board of directors. Mr. Koch has a B.A. in radio and television from Northwestern University.

Gary Fenton, Managing Partner. Mr. Fenton has been Little Red Feather's general counsel since inception and CEO/Managing Partner since 2005. Prior to his equine experience, Mr. Fenton worked as an entertainment attorney for companies such as the William Morris Agency, Artist's Television Group and Cersey Werner Television before transitioning into the equine world. Mr. Fenton has a B.A. in communication and political science from the University of Southern California and a J.D. from UWLA.

Compensation of Management

To date our Managing Partners have not received cash compensation from LRF Thoroughbred Fund, LLC. Upon a successful fund raising, the executive officers will receive a combined 10% of the final raise as a management fee. In addition, the executive officers will receive contingent compensation in an amount equal to a) 10% of all gross purse revenues received from the LLC's racehorses and b) 10% from the gross amount of the subsequent (or partial) sale of any LLC racehorse.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS

The Fund has no prior operating history and therefore has not generated any profits or losses such that it can provide material information regarding existing liquidity, capital resources or historical results of operations.

Going forward, the principal revenue streams for the fund are as follows:

a) purse earnings from races;
b) subsequent sales of Fund horses; and
c) the sale of post-racing breeding interests in the Fund horses to third parties.

The Fund is seeking at least $100,000 and up to $1,000,000 in funding from this Offering with the goal of buying and racing thoroughbred racehorses at major racetracks. The bulk of the funds raised will be used to purchase horses for the Fund that will be capable of attaining favorable revenue generation through race earnings and sales of the horses or rights in the horses. We do not anticipate having to raise additional funds during at least the next twelve (12) month period; and to the extent we achieve the earnings and sales targets we have projected, the Fund will generate enough cash to fully fund operations for its full term. In the event that we do not timely reach our earnings and sales targets, we may seek additional funding from a combination of short-term and long-term sources.

PRINCIPAL SECURITY HOLDERS

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Little Red Feather Management, LLC[1]	5 Units	100%

1 William Koch and Gary Fenton are Managing Partners of Little Red Feather Management, LLC and, therefore, indirectly have the ability to control the voting of such securities.

DESCRIPTION OF SECURITIES

Voting Rights. The Unit holders (aka Members) shall not have the right individually to take part in the management or control of the business of the Company, nor transact any business in the name of the Company. All management and control of the business will be exercised through the Company's Manager, as described in more detail in the Operating Agreement. The Members will have the right to remove the Manager in accordance with the terms of the Operating Agreement. Additionally, the Members have the right to vote in connection with an amendment of the Operating Agreement.

Distributions. Available Cash Flow (as defined in the Operating Agreement) of the Company shall be distributed to the Members, as and when determined appropriate by the Manager, subject to certain priorities as described in the Operating Agreement.

Liquidation Rights. In the event of liquidation, dissolution or winding up, Unit holders are entitled to share ratably in all of the Company's assets remaining after payment of liabilities.

Absence of Other Rights or Assessments. Unit holders have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable. When issued in accordance with the Operating Agreement and California state law, Units will be fully paid. Notwithstanding the previous sentence, if Cash Flow dictates the need for additional funding, the issuance of additional Units may occur, which will dilute each Member's proportionate interest.

Other Classes of Units. The Company has no other classes of units or interests other than the Units being offered through this Offering.

Additional funds. Under the terms of the Operating Agreement, if the Manager determines at any time the Company has an operating deficit, the Manager has the sole authority to obtain the additional funds needed by using the procedures it determines appropriate. Among other methods, the Manager has the right to elect to make a contribution in the amount of all or part of the operating deficit and such contribution will be considered a capital contribution, whereby the Manager will become a Member of the Company, resulting in the dilution of ownership interest of the other Members.

Arbitration. The Operating Agreement requires that any disputes must be settled by arbitration in California. Arbitration may be less favorable than civil proceedings, and California may be more expensive than other locales.

Not a Complete Description. The foregoing description of the Company's securities, as well as references to the terms and provisions of the Company's Operating Agreement, should in no way be relied upon as complete, and are qualified in their entirety by the actual documents referenced, copies of which will be available on the Portal or otherwise furnished upon request.

RESTRICTIONS ON TRANSFER

The Securities may not be transferred by any investor during the one-year period beginning when the Securities are issued, unless the Securities are transferred to:

(i) the Issuer;

(ii) to an "accredited investor" as defined in Rule 501(a) of Regulation D;

(iii) as part of an offering registered with the SEC; or

(iv) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a member of the family of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the Issuer reasonably believes comes within any of such categories, at the time of the sale of the Securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

In addition, there is currently no trading market for the sale of the Securities, and it may be difficult or impossible for an investor to sell or otherwise dispose of the Securities. Furthermore, the investors are not permitted to assign the Securities without the Manager's prior written consent in accordance with the terms of the Issuer's Operating Agreement.

LEGAL MATTERS

Legal Proceedings

There are no legal proceedings material to the Company's business or financial condition pending and, to the best of the Company's knowledge, there are no such proceedings contemplated or threatened.

Eligibility under Rule 503 of Regulation Crowdfunding

With respect to the Issuer, any predecessor of the Issuer, any affiliated issuer, any director, officer, general partner or managing member of the Issuer, any beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, any promoter connected with the Issuer in any capacity at the time of the Offering, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of investors in connection with the sale of Securities, or any general partner, director, officer, or managing member of any such solicitor:

(1)   None of any such persons have been convicted, within ten (10) years (or five (5) years, in the case of the Issuer, any predecessor and affiliated issuer) before the filing of this Offering Statement, of any felony or misdemeanor:

> (i)   in connection with the purchase or sale of any security;
> (ii)   involving the making of any false filing with the SEC; or
> (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(2)   None of any such persons have been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act at the time of filing of this Offering Statement, which restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

> (i)   in connection with the purchase or sale of any security;
> (ii)   involving the making of any false filing with the SEC; or
> (iii)   arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

(3)   None of any such persons have been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    (i) at the time of the filing of this Offering Statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer;

      (B) engaging in the business of securities, insurance or banking; or

      (C) engaging in savings association or credit union activities; or

    (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

  (4) None of any such persons have been subject to an order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) of (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this Offering Statement:

    (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    (ii) places limitations on the activities, functions or operations of such person; or

    (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

  (5) None of any such persons have been subject to any order of the SEC entered within five (5) years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or

    (ii) Section 5 of the Securities Act.

  (6) None of any such persons have been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

  (7) None of any such persons has filed (as a registrant or issuer), and none of any such persons was or was named as an underwriter in, any registration statement or Regulation A Disclosure filed with the SEC that, within five (5) years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, and none of any such person, at the time of such filing, has been the subject of an

investigation or proceeding to determine whether a stop order or suspension order should be issued.

(8) None of any such persons have been subject to a United States Postal Service false representation order entered within five (5) years before the filing of the information required by Section 4A(b) of the Securities Act, and none of any such persons, at the time of filing this Offering Statement, have been subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

Affiliated Party Transactions

The Issuer or any entities controlled by or under common control with the Issuer have not been and are not party to any transaction since the beginning of Issuer's operations, or any currently proposed transaction, where the amount involved exceeds five (5) percent of the aggregate amount of capital raised by the Issuer in reliance of the 4(a)(6) Exemption during the preceding 12-month period, including the amount the Issuer seeks to raise in the Offering, in which any of the following persons had or is to have a direct or indirect material interest:

(1) any director or officer of the Issuer;

(2) any person who is, as of the most recent practicable date, the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power;

(3) if the Issuer was incorporated or organized within the past three (3) years, any promoter of the Issuer; or

(4) any immediate family member of the foregoing persons.

The Company will be subject to various potential conflicts of interest arising out of its relationships with the Manager and its affiliates. In addition, conflicts of interest may arise in view of the fact that the Manager and its affiliates conduct a wide range of activities in the Thoroughbred horse industry independent of the affairs of the Company. Further, in the purchase of any horse or horses for the Company, the Manager may be acting as a dual agent, representing both the Company and the seller in the transaction and/or on-going management of the horse or horses and may secure a fee from the seller for such services. Therefore, the Company may be in competition with the Manager or its affiliates in the racing, purchase and sale of Thoroughbred horses. Under the Operating Agreement, the Manager is not prohibited from engaging in these and similar activities independent of the activities of the Company. Conflicts of interest will be resolved primarily by reference to the Manager's fiduciary obligation to the members of the Company and the members of each affiliate and syndicate to act in good faith and deal fairly with each entity.

PLAN OF DISTRIBUTION

The Company is offering a minimum of 200 Units for $100,000 (the "Target Offering Amount"), and a maximum of 2,000 Units for $1,000,000 (the "Maximum Offering Amount") on a "best efforts" basis. If the Target Offering Amount is not reached on or before sixty (60) days from the date of activation (the "Offering Period"), all subscriptions will be refunded to subscribers without deduction or interest. If the Target Offering Amount has been deposited prior to the end of the Offering Period, the Company may choose to (i) end the Offering prior to such date by providing at least forty-eight (48) hours' notice to investors or (ii) continue on and close the Offering at the end of the Offering Period.

The Company is not selling the Units through commissioned sales agents or underwriters. Persons who desire information about the Offering will be directed to https://www.startengine.com/startup/LRF, a website owned and operated by StartEngine, an unaffiliated third party that provides technology support to issuers engaging in equity crowdfunding efforts.

This Offering Statement will be furnished to prospective investors via download 24 hours per day, 7 days per week on the startengine.com website.

The startengine.com website will be the exclusive means by which prospective investors may subscribe in this Offering. All interested investors will receive a series of comprehensive educational emails explaining the process and procedures for subscribing in this Offering and "what to expect" on the startengine.com website. The email strategy will be supported with a press release to general and financial media, plus social media posts on the website. During the Offering Period, interested investors will be able to log into the startengine.com website using their credentials (username and password) established during the reservation process, and a button will appear that simply states "Invest" in LRF Thoroughbred Fund, LLC.

Once the "Invest" button is clicked, interested investors will again be given a comprehensive overview of the process and procedures, which will require an e-signature. Interested investors will then begin a user friendly process of establishing their personal and financial identity, selecting the number of Units to be purchased and how payment will be made, and executing subscription agreements. Once complete, all purchasers will be emailed a confirmation.

If the minimum contingency for this Offering is not satisfied or the Offering is otherwise terminated, investor funds will be promptly refunded in accordance with Exchange Act Rule 10b-9.

In order to subscribe to purchase the Units, a prospective investor must complete a subscription agreement and send payment by wire transfer or ACH. Investors must answer certain questions to determine compliance with the investment limitation set forth in Part 227.100 of Regulation Crowdfunding under the Securities Act, which provides that in offerings such as this Offering, where the securities will not be listed on a registered national securities exchange upon qualification, the aggregate purchase price to be paid by the investor for the securities cannot exceed:

- The greater of $2,000 or 5% of the lesser of such investor's annual income or net worth, if either the investor's annual income or net worth is less than $100,000; or

- 10% of the lesser of such investor's annual income or net worth (not to exceed an amount sold of $100,000), if both the annual income and net worth of the investor is $100,000 or more.

A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level. In the case of an investor who is not a natural person, revenues or net assets for the investor's most recently completed fiscal year are used instead.

The investment limitations above do not apply to "accredited investors", as that term is defined in Regulation D, Rule 501 under the Securities Act. An individual is an "accredited investor" if he or she meets on of the following criteria:

- a natural person whose individual net worth, or joint net worth with the undersigned's spouse, excluding the value of his or her primary residence, at the time of this purchase exceeds $1,000,000 and having no reason to believe that net worth will not remain in excess of $1,000,000 for the foreseeable future (an investor does not need to deduct from his or her net worth the amount of mortgage debt secured by an excluded primary residence except to the extent that the amount of the mortgage liability exceeds the fair value of the residence); or

- a natural person who has individual annual income in excess of $200,000 in each of the two most recent years or joint annual income with that person's spouse in excess of $300,000 in each of those years and who reasonably expects an income in excess of those levels in the current year.

An entity other than a natural person is an accredited investor if it falls within any one of the following categories:

- an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, as amended, (i) if the decision to invest is made by a plan fiduciary which is either a bank, savings and loan association, insurance company, or registered investment adviser; (ii) if such employee benefit plan has total assets in excess of $5,000,000; or (iii) if it is a self-directed plan whose investment decisions are made solely by accredited investors;

- a tax-exempt organization described in Section 501(c)(3) of the Internal Revenue Code, a corporation, a Massachusetts or similar business trust or a partnership, which was not formed for the specific purpose of acquiring the securities offered and which has total assets in excess of $5,000,000;

- a trust, with total assets in excess of $5,000,000, which was not formed for the specific purpose of acquiring the securities offered, whose decision to purchase such securities is directed by a "sophisticated person" as described in Rule 506(b)(2)(ii) under Regulation D; or

- certain financial institutions such as banks and savings and loan associations, registered broker-dealers, insurance companies, and registered investment companies.

The Company has engaged StartEngine to serve as the intermediary through which the Offering will be conducted. StartEngine is a registered intermediary with the SEC. The fee structure associated with the Offering is as follows:

Sale of Shares		
Escrow Technology Setup	$500 per raise	
Escrow Services	$25 per month	
Escrow & Transaction Processing Fees Per Investor	ACH	$.50
	Wire	$15
	Check	$10
	AML	$2
	International AML	$5
Issuer Outgoing Wire Fee	$15 + .0025% one time at close of offering	
StartEngine Fees	Total Funds Raised	Percentage of Raise
	$0 - $1,000,000	5%

The Company's management is assisting with preparing the materials sent via email to persons who have submitted non-binding indications of interest. The Company's management also works with startengine.com in developing the programming to be used for the actual investment process. The Company's management does not have direct telephone, email exchanges or other contact with persons interested in purchasing the offered Securities, except to gather additional information or obtain clarification from persons who have subscribed to purchase Securities on the startengine.com website.

CANCELLING AN INVESTMENT COMMITMENT

Investors may cancel an investment commitment until forty-eight (48) hours prior to the end of the Offering Period. StartEngine will notify investors when the Target Offering Amount has been met. If the Issuer reaches the Target Offering Amount prior to the end of the Offering Period, the Issuer may close the Offering early if it provides notice about the new offering deadline at least forty-eight (48) hours prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Period, the funds will be released to the Fund upon closing of the Offering and the investor will receive the Securities in exchange for his, her or its investment.

If an investor does not reconfirm his, her or its investment commitment after a material change is made to the Offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

ONGOING REPORTING

The Company will file a report electronically with the SEC annually and post the report on its website no later than March 31 each year. Once posted the annual report may be found on the Company's website at www.littleredfeather.com. The Company has not previously failed to comply with any ongoing reporting requirements of the SEC.

The Company must continue to comply with the ongoing reporting requirements until:

(1)   it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2)   it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;
(3)   it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;
(4)   it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5)   it liquidates or dissolves its business in accordance with state law.

FINANCIAL STATEMENTS

118218.149499/4546188.5

LRF THOROUGHBRED FUND, LLC

FINANCIAL STATEMENTS

JUNE 30, 2016

Seckendorf Hasson and Reilly, CPA's LLC
Certified Public Accountants

TABLE OF CONTENTS



SECKENDORF HASSON & REILLY CPA'S, LLC

CERTIFIED PUBLIC ACCOUNTANTS

Bruce S. Seckendorf, CPA
David M. Hasson, CPA
Robert P. Reilly, CPA

3000 Marcus Avenue, Suite 3 W 4
Lake Success, New York 11042
(516) 488-8400 Fax: (516) 488-8487

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Members
LRF Thoroughbred Fund, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet of LRF THOROUGHBRED FUND, LLC as of June 30, 2016, and the related statement of income, statement of changes in equity and statement of cash flows for the period June 24, 2016 thru June 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the Unites States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Seckendorf, Hasson and Reilly CPA's LLC

Seckendorf, Hasson and Reilly, CPA's LLC
Certified Public Accountants

July 6, 2016
Lake Success, New York

LRF THOROUGHBRED FUND, LLC
BALANCE SHEET
JUNE 30, 2016

Assets

Current Assets			
Cash and Cash Equivalents	$	-	
Members' Loans Receivable		2,500	
Total Current Assets			$ 2,500
Property & Equipment			
Horses		-	
Less: Accumulated Depreciation		-	
Net Property & Equipment			-
Other Assets			
Total Other Assets			0
Total Assets			$ 2,500

Liabilities & Members' Equity

Current Liabilities	$	-	
Total Current Liabilities			$ -
Other Liabilities			
		-	
Total Other Liabilities		-	-
Total Liabilities			-
Members' Equity			
Members' Capital		2,500	
Total Members' Equity			2,500
Total Liabilities and Members' Equity			$ 2,500

Revenues
    Net Sales $ -

     -

Gross Profit   -

Operating Expenses
    Horse Operating Expenses
    Selling, General & Administrative Expenses
    Depreciation & Amortization

        Total Operating Expenses   -

Income From Operations   -

Other Income (Expense)

     -
     -
     -
     -

        Total Other Income (Expense)   -

Income (Loss) Before Income Taxes   -

Income Taxes

        Total Income Taxes   -

Net Income $ -

LRF THOROUGHBRED FUND, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIOD ENDING JUNE 30, 2016

	Members' Capital			Members' Capital
Balance - June 24, 2016	$	-	$	-
Net Income		-		-
Members' Capital Contributions		2,500		2,500
Balance - June 30, 2016	$	2,500	$ -	$	2,500

LRF THOROUGHBRED FUND, LLC
STATEMENT OF CASH FLOWS
PERIOD ENDING JUNE 30, 2016

Cash Flows from Operating Activities:

Net Income $ -

Adjustments to Reconcile Net Income to
    Net Cash Provided (Used) by Operating Activities:

    Depreciation & Amortization -
-
-

    Net Cash Provided (Used) by Operating Activities $ -

Cash Flows from Investing Activities:

    Net Cash Provided (Used) by Investing Activities $ -

Cash Flows from Financing Activities:

Member Loans	$	(2,500.00)
Member Capital Contributions	$	2,500.00
Net Cash Provided (Used) by Financing Activities	$	-
Increase in Cash	$	-
Cash Balance at Beginning of Year	$	-
Cash Balance at End of Year	$	-

NOTE A   Summary of Significant Accounting Policies

Business Activity

LRF Thoroughbred Fund, LLC. ("LRFTF") was organized on June 24, 2016 under the laws of the State of California. The Company has not had any events in the past that have, or to the best knowledge of the Company will or can trigger disqualification.

The principal business of LRFTF is to purchase and manage a minimum of three (3) thoroughbred racehorses for racing at top licensed racetracks. LRFTF was just formed and is in the development stage of raising equity capital to execute its business plan.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay Federal corporate income taxes on its taxable income, and is not allowed a net operating loss carryover or carry back as a deduction. Instead, the members are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

Basis of Accounting

The financial statements have been prepared using generally accepted accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See Independent Accountants' Review Report.

<u>Revenues</u>
    Net Sales $ -

     -

<u>Gross Profit</u>   -

<u>Operating Expenses</u>
    Horse Operating Expenses
    Selling, General & Administrative Expenses
    Depreciation & Amortization

        Total Operating Expenses   -

<u>Income From Operations</u>   -

<u>Other Income (Expense)</u>

     -
     -
     -
     -
        Total Other Income (Expense)   -

<u>Income (Loss) Before Income Taxes</u>   -

<u>Income Taxes</u>

        Total Income Taxes   -

<u>Net Income</u> $ -

NOTE A   Summary of Significant Accounting Policies

Business Activity

LRF Thoroughbred Fund, LLC. ("LRFTF") was organized on June 24, 2016 under the laws of the State of California. The Company has not had any events in the past that have, or to the best knowledge of the Company will or can trigger disqualification.

The principal business of LRFTF is to purchase and manage a minimum of three (3) thoroughbred racehorses for racing at top licensed racetracks. LRFTF was just formed and is in the development stage of raising equity capital to execute its business plan.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay Federal corporate income taxes on its taxable income, and is not allowed a net operating loss carryover or carry back as a deduction. Instead, the members are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

Basis of Accounting

The financial statements have been prepared using generally accepted accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

PRINCIPAL SECURITY HOLDERS

None

OUR SECURITIES

Our authorized capital stock (ie "Units") consists of 2,000 LLC Units. The following is a summary of the rights of our capital Units as provided in our Limited Liability Company Operating Agreement which has been filed as exhibits to the offering statement of which this offering circular is a part.

**Minimum Offering $300,000
Minimum Purchase One Unit of Interest
Offering Price $500 per Unit
Maximum Offering $1,000,000
Sale Commission is 0%
Proceeds to the Company is up to $1,000,000**

Units
    Voting Rights. The Unit holders aka Members shall not have the right individually to take part in the management or control of the business of the LLC, nor transact any business in the name of the LLC. All management and control of the business will be exercised through the LLC's manager.

    Distributions. Available Cash Flow of the LLC shall be distributed to the Members, as and when determined appropriate by the Manager, subject to certain priorities as described in the Limited Liability Company Operating Agreement.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, Unit holders are entitled to share ratably in all of our assets remaining after payment of liabilities.

Absence of Other Rights or Assessments. Unit holders have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable. When issued in accordance with the operating agreement and California state law, Units will be fully paid and liable to further calls or assessment by us. Notwithstanding the previous sentence, if Cash Flow dictates the need for additional funding, the issuance of additional Units may occur, which will dilute each Members proportionate interest.

RESTRICTIONS ON TRANSFER

The securities being offered may not be transferred or resold for one year by any purchaser of such securities; unless such securities are transferred:

(1)   to the LLC;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to certain members of the family of the purchaser, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser.

RISK FACTORS

INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE AND INVOLVES A HIGH DEGREE OF RISK. IN DETERMINING WHETHER TO PURCHASE UNITS, EACH POTENTIAL INVESTOR SHOULD BE AWARE THAT THERE IS A SUBSTANTIAL RISK THAT HE MAY LOSE SOME OR ALL OF HIS INVESTMENT AND THAT EACH INVESTOR SHOULD BE FINANCIALLY CAPABLE OF BEARING THE RISK OF AN INVESTMENT IN THE COMPANY FOR AN INDEFINITE PERIOD OF TIME. INVESTORS SHOULD SEEK PROFESSIONAL ADVICE REGARDING AN INVESTMENT IN THE COMPANY. THE RISK FACTORS DESCRIBED BELOW SHOULD NOT BE CONSIDERED AN EXHAUSTIVE LISTING OF SUCH RISK FACTORS:

The following is a summary of the major risk factors which the Company believes will affect the Company and its members. The following risk factors should not be considered as an inclusive list of all risk factors inherent in and affecting the proposed business of the Company and this offering.

AN INVESTMENT IN THE COMPANY OFFERS NO ASSURANCE OF ANY ECONOMIC OR TAX BENEFIT AND INVOLVES VARIOUS ELEMENTS OF RISK, ALL OF WHICH SHOULD BE CONSIDERED BEFORE MAKING A DECISION TO INVEST.

1.   <u>Nature of the Company's Business; Risks of Thoroughbred Horses</u>. The successful operation of the Company, like any business, is dependent upon the Company's maintenance of satisfactory levels of income and acceptable levels of operating expense. A principal business risk associated with ownership of Thoroughbred horses is the ability of the Company to generate sufficient racing revenue and sales proceeds which, after payment of operating expenses, will yield an acceptable rate of return. Economic or business factors which are beyond the control of the Company may prevent it from operating and generating revenue at a favorable margin. Such factors may include:

a.   General economic conditions, such as inflation, recessions, unstable or adverse credit market conditions and other business conditions;

b.   Fluctuations in the market for Thoroughbred horses, adverse weather conditions or other conditions or other unfavorable circumstances or events;

c.   Increases in operation costs, labor rates and other variable costs, such as costs of feed and grain and costs of transporting animals (all of which are subject to inflationary pressure and should be expected to increase), to an extent which cannot be matched by increases in revenue;

d.   Changes in government regulations, whether or not relating to the Thoroughbred horse racing industry, which may result in additional expenses or reduced revenue from operations. No combination of management ability, experience, knowledge, care or scientific approach can avoid the inherent possibilities of loss. This offering, consequently, is directed only to persons who are in a position to accept such risks.

2.   <u>Risks of Thoroughbred Racing</u>. The Company will primarily engage directly in Thoroughbred horse racing in a limited number of states. The future success of these activities will depend upon the ability of the Manager to purchase high-quality Thoroughbred horses and to train them using highly-skilled trainers and related personnel. Moreover, Thoroughbred racing is an intensely competitive, activity and the Company will be competing with a number of persons who have substantially greater experience and financial resources than Company. There can be no assurance that the Company will be successful in the endeavors.

3.   <u>Future Market for Thoroughbred Horses</u>. The Company will attempt to produce substantial revenues from leasing or the selling of Thoroughbred horses. To a large degree, the ability of the Manager to generate such revenues will be dependent upon the condition of the market for Thoroughbred horses. Although management of the Company believes that the average sales price of Thoroughbred horses sold at public auctions has increased significantly in recent years, there can be no assurance that the trend will continue. If the Thoroughbred racing industry suffers a decline or if general economic conditions

deteriorate significantly, the average sales price of Thoroughbred horses could level off or decline and, as a result, the Company could suffer substantial decreases in the current fair market values of its animals. Moreover, many of the factors which affect the prices paid for Thoroughbreds are beyond the Company's control. Among these factors are the presence of purchasers who buy for speculative purposes, the apparent attractiveness of Thoroughbred horses to foreign investors, the federal income tax treatment of racing and related activities, the continuation or expansion of legalized gambling and the size of racing purses.

4.   Nature of Thoroughbred Racing Industry. The future success of the Company's contemplated operations is entirely dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. As a form of gambling, Thoroughbred racing could be subjected at any time to restrictive regulation or banned entirely. However, in the opinion of management of the Company, the introduction of off-track betting in various jurisdictions in recent years would tend to indicate that Thoroughbred racing is gaining an even greater governmental acceptance and dependence as a source of revenue. These indications notwithstanding, no assurance can be given that the legalization of other forms of gambling and competition from non-gambling sports and other activities will not adversely affect attendance and therefore the profitability of Thoroughbred racing and sales.

5.   Income Tax Risks. The Company is not intended to be a "tax shelter". The Company anticipates that the Company may at some time distribute cash to the Members, a portion of which during the operational stage will not be taxable to the Members. The realization of this tax objective cannot be guaranteed.   Each Member, together with his tax advisor, should carefully consider all the tax aspects of an investment in the Company.

In the case of noncorporate taxpayers and certain corporations, losses from passive activities such as activities of the Company generally may only be offset against income from passive activities (excluding any portfolio income derived from such activities).   If the Company generates losses, the passive activity rules would limit the ability of most Members to use these losses against income which is not from a passive activity. The Company may have interest income from short-term investments of cash, which would be treated as "portfolio income." The Internal Revenue Service ("IRS") may contend that other income of the Company is also portfolio income. In the case of noncorporate taxpayers and certain corporations, losses from the Company attributable to its passive activities (or from other passive activities) cannot offset portfolio income from the Company. Members will be required to pay federal income tax on their allocated share of the Company's profits regardless of whether distributions to Members equal this amount. Consequently, in certain years your tax obligations respecting your investment in the Company may exceed their share of distributions from the Company.

EACH PROSPECTIVE MEMBER SHOULD SEEK THE ADVICE AND CONSULTATION OF ITS PERSONAL TAX ADVISOR WITH REGARD TO THE FEDERAL AND STATE TAX CONSEQUENCES OF BECOMING A MEMBER IN THE COMPANY.

6. <u>Lack of Financial Forecasts</u>. While the Company believes that there is a market for Thoroughbred breeding, training and racing, such a market is highly volatile. The Thoroughbred industry is dependent upon the present and future values of Thoroughbreds and of the Company's Thoroughbred in particular. There can be no assurance that the Company will be successful in its proposed activity. The expenses incurred may result in operating losses for the Company and there is no assurance that the Company will generate profits or that any revenues generated will be sufficient to offset expenses incurred or would result in a profit to the Company. As a result, it is possible that the Members will lose all or a substantial part of their investment in the Company. Additionally, there is no assurance that there will be any cash available for distribution. In addition, cash distributions, if any, to the Members may be less than their distributive share of taxable income and the Members' tax liability could require out-of-pocket expenditures by the Members.

7. <u>Governmental Regulation of the Thoroughbred Racing Industry</u>. The market for Thoroughbreds is dependent upon continued governmental acceptance of Thoroughbred racing as a form of legalized gambling. Thoroughbred racing could be subjected, at any time, to restrictive regulation or banned in its entirety. Needless to say, the value of the Company's Thoroughbred could be diminished by such regulation or ban. Additionally, governmental restrictions on import or export of the animals due to disease, health conditions, or other conditions could adversely affect the financial position of the Company.

8. <u>Revenues Speculative</u>. The Company's revenue shall be dependent upon the Company's ability to purchase a Thoroughbred racehorse capable of earning revenue in terms of purses and/or the subsequent re-selling of the horse(s). There is no assurance that any horse will be capable of reselling. In the event a horse does not resell, there will be little to no revenue generation and the value of the horse will diminish. Additionally, the risks of a Thoroughbred being injured or rendered disabled due to illness, accident or hereditary factors are always present. Accordingly, there are risks inherent in the racing of Thoroughbred horses, thus making investment in a racing company speculative.

9. <u>Irregular Revenues</u>. The revenues, if any, of the Company may be highly irregular and seasonal. While the Manager will endeavor to sell horses for cash at the time of sale, there can be no assurance that other payment terms will not be required by the relevant market conditions. The consequent variance in the amount or the timing of the Company's distributions, if any, could pose particular risks for Members who seek to transfer their Unit during the term of the Company.

10. <u>Possible Cost Overruns</u>. The expense associated with maintaining, training and racing Thoroughbreds may increase during the term of the Company. Although the Company's proposed expense projections include these factors, it is possible that these requirements are underestimated and that there will be insufficient funds available to meet these requirements.

11. <u>Competition</u>. The Thoroughbred breeding and racing industry is highly competitive and speculative. Domestic and international investors compete for the acquisition of Thoroughbreds. Thus, prices at which the Company buys or sells a Thoroughbred may vary dramatically. Market factors, which are beyond the Company's control, will greatly affect the profitability of the Company. Such factors include, but are not limited to, auction prices, private sales, foreign investors, federal income tax treatment of the racing industry and the size of racing purses.

12. <u>Limited Size of Offering</u>. The potential profitability of the Company may be affected by the amount of funds at its disposal. Because of the limited size of this Offering, the Company will have a limited ability to provide for unanticipated expenses. As previously indicated, some of the proceeds received on the sale of the Units are intended to be invested in a Thoroughbred racehorse. Once again, the value of a racehorse can vary greatly based on its racing success and physical condition.

13. <u>Reliance and Dependence on Management</u>. The Manager is responsible for the overall management of the Company. All decisions with respect to the operation and business of the Company shall rest with the Manager. The Members will have no right or power to determine the operation and business of the Company. Accordingly, no person should purchase any of the Units offered hereby unless he, she or it is willing to entrust all aspects of the operation and business of the Company to its management.

14. <u>Speculative Objectives</u>. The objective of the Company must be considered speculative and there can be no assurance that the Company's objectives will be fulfilled.

15. <u>New Venture</u>. Although the principals involved with managing the Company have experience in selecting and managing horses, the Company will be a new venture and as such, the risk of unforeseen problems is critical. The acquisition of a Thoroughbred racing horse might occur shortly after the beginning of this Offering. Such acquisition will require the Company to immediately incur various expenses, such as the purchase price, commissions, taxes, and transportation costs prior to the Closing. Such expenses will need to be charged against funds that have been received up to that point. In the event that this Offering is not successfully completed, then it is possible that the benefit of such expenditures of funds may be lost and never recovered.

16. <u>Restrictions on Transfer of Interest</u>. Because the Units of the Company have not been registered for sale under the Securities Act, the transfer of the Units purchased hereunder is strictly limited under federal law and applicable state securities laws. The Company shall be invested in illiquid, highly volatile assets, and no ready market for a Unit in the Company is expected to develop. As a result of the foregoing, Members may not be able to liquidate all or any portion of their investment in the Company to meet a personal emergency or in any other circumstances. The Units offered hereby should be considered a long-term investment.

17. <u>Offering Price</u>. The offering price of the Units has been arbitrarily determined by the Company based primarily upon the expected financial requirements and the projected availability of funds from other sources. The offering price of the Units is not necessarily indicative of their value. No assurance can be given that the Units, if transferred, could be sold for the offering price or any other amount. No assurances can be given that the Units can be resold by the Members for the offering price or for any amount.

18. <u>Distributions</u>. There can be no assurance that the Company will realize any profits from operation. Distributions of profits shall be made from time to time as determined by the Manager. The distribution policy of the Company will depend upon its earnings, financial condition, financial requirements, general business conditions, and other factors as are evaluated and determined from time to time by the management of the Company. Thus, even if the Company's proposed operations are successful, there can be no assurance that the Company will make distributions.

19. <u>Withholding</u>. Members who are not residents of California will be required to complete and file Form 3832 with the California Franchise Tax Board consenting to the jurisdiction of the Board in connection with California source income allocated to the Member. The Company will be required to deduct and pay to the Board withholding in the current amount of seven percent (7%) of payments to Members who are not residents of California. Similarly, the Company may be required to withhold and pay to the Internal Revenue Service a portion of payments to Members who are not residents of the United States. Members will be required to file income tax returns in California and with the Internal Revenue Service in order to qualify for refunds, if any, of withholding taxes. In the event distributions or other payments to any Member are subject to withholding taxes in the United States, California or any other jurisdiction, the Member shall be solely responsible for the same and shall indemnify and hold the Manager, the Company and the other Members harmless from and against such taxes and any penalties and interest assessed upon the failure to withhold or pay such taxes.

20. <u>Dilution - Possible Issuance of Additional Units</u>. Should the Company require additional capital, there is a risk that additional Units may be

sold. The issuance of additional Units will dilute each Member's proportionate interest.

21. Additional Disclosures. Because this transaction is a crowdfunding offering and not registered under the U.S. Securities Act of 1933 or state securities laws, it has not been reviewed by the Securities and Exchange Commission (the "SEC") or the state securities regulators. Review may have resulted in additional disclosures by the Company.

THE COMPANY IS OFFERING THE SHARES PURSUANT TO AVAILABLE EXEMPTIONS FROM REGISTRATION UNDER FEDERAL AND STATE SECURITIES LAWS. THE COMPANY IS UNDER NO OBLIGATION AND HAS NO INTENTION, TO REGISTER THE SECURITIES AND IS UNDER NO OBLIGATION TO ATTEMPT TO SECURE AN EXEMPTION FOR ANY SUBSEQUENT SALE. THE SHARES, WHEN ISSUED, WILL BE RESTRICTED SECURITIES AND GENERALLY MUST BE HELD INDEFINITELY. THEY MAY NOT BE TRANSFERRED UNLESS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN AVAILABLE EXEMPTION FROM REGISTRATION WITH AN OPINION FROM LEGAL COUNSEL TO THAT EFFECT SATISFACTORY TO THE COMPANY. IN ADDITION, SUCH SECURITIES WILL BE SUBJECT TO THE RESTRICTIONS ON TRANSFER AND OTHER OBLIGATIONS CONTAINED IN THE COMPANY'S LLC AGREEMENT THEN IN EFFECT, WHICH MUST BE EXECUTED BY THE INVESTORS AS A CONDITION TO RECEIVING THE UNDERLYING SECURITIES.

GENERALLY, IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS INVESTMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.



SECKENDORF HASSON & REILLY CPA'S, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Bruce S. Seckendorf, CPA
David M. Hasson, CPA
Robert P. Reilly, CPA

3000 Marcus Avenue, Suite 3 W 4
Lake Success, New York 11042
(516) 488-8400 Fax: (516) 488-8487

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To The Members
LRF Thoroughbred Fund, LLC
Los Angeles, CA

We have reviewed the accompanying balance sheet of LRF THOROUGHBRED FUND, LLC as of June 30, 2016, and the related statement of income, statement of changes in equity and statement of cash flows for the period June 24, 2016 thru June 30, 2016. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the Unites States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Seckendorf, Hasson and Reilly CPA's LLC

Seckendorf, Hasson and Reilly, CPA's LLC
Certified Public Accountants

July 6, 2016
Lake Success, New York

F-2

LRF THOROUGHBRED FUND, LLC
BALANCE SHEET
JUNE 30, 2016

Assets

Current Assets

Cash and Cash Equivalents	$ -	
Members' Loans Receivable	2,500	
Total Current Assets		$ 2,500

Property & Equipment

Horses	-	
Less: Accumulated Depreciation	-	
Net Property & Equipment		-

Other Assets

Total Other Assets		0
Total Assets		$ 2,500

Liabilities & Members' Equity

Current Liabilities

	$ -	
Total Current Liabilities		$ -

Other Liabilities

	-	
	-	
Total Other Liabilities		-
Total Liabilities		-

Members' Equity

Members' Capital	2,500	
Total Members' Equity		2,500
Total Liabilities and Members' Equity		$ 2,500

LRF THOROUGHBRED FUND, LLC.
STATEMENT OF INCOME
FOR PERIOD JUNE 24, 2016 (INCEPTION) THRU JUNE 30, 2016

<u>**Revenues**</u>

Net Sales $ -

                                                                                                                      -

<u>**Gross Profit**</u>   -

<u>**Operating Expenses**</u>

Horse Operating Expenses
Selling, General & Administrative Expenses
Depreciation & Amortization

      Total Operating Expenses   -

<u>**Income From Operations**</u>   -

<u>**Other Income (Expense)**</u>

                                                                                                                      -
                                                                                                                      -
                                                                                                                      -
                                                                                                                      -

      Total Other Income (Expense)   -

<u>**Income (Loss) Before Income Taxes**</u>   -

<u>**Income Taxes**</u>

      Total Income Taxes   -

<u>**Net Income**</u> $ -

F-4

LRF THOROUGHBRED FUND, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR PERIOD ENDING JUNE 30, 2016

	Members' Capital			Members' Capital
Balance - June 24, 2016	$	-		$	-
Net Income		-			-
Members' Capital Contributions		2,500			2,500
Balance - June 30, 2016	$	2,500	$	-	$	2,500

F-5

LRF THOROUGHBRED FUND, LLC
STATEMENT OF CASH FLOWS
PERIOD ENDING JUNE 30, 2016

Cash Flows from Operating Activities:

Net Income	$	-
Adjustments to Reconcile Net Income to		
Net Cash Provided (Used) by Operating Activities:		
Depreciation & Amortization		-
		-
		-
Net Cash Provided (Used) by Operating Activities	$	-
Cash Flows from Investing Activities:		
Net Cash Provided (Used) by Investing Activities	$	-
Cash Flows from Financing Activities:		
Member Loans	$	(2,500.00)
Member Capital Contributions	$	2,500.00
Net Cash Provided (Used) by Financing Activities	$	-
Increase in Cash	$	-
Cash Balance at Beginning of Year	$	-
Cash Balance at End of Year	$	-

LRF THOROUGHBRED FUND, LLC
NOTES TO FINANCIAL STATEMENTS

NOTE A   Summary of Significant Accounting Policies

Business Activity

LRF Thoroughbred Fund, LLC. ("LRFTF") was organized on June 24, 2016 under the laws of the State of California. The Company has not had any events in the past that have, or to the best knowledge of the Company will or can trigger disqualification.

The principal business of LRFTF is to purchase and manage a minimum of three (3) thoroughbred racehorses for racing at top licensed racetracks. LRFTF was just formed and is in the development stage of raising equity capital to execute its business plan.

Income Taxes

The Company has elected to be taxed as a partnership under the provisions of the Internal Revenue Code. Under these provisions, the Company does not pay Federal corporate income taxes on its taxable income, and is not allowed a net operating loss carryover or carry back as a deduction. Instead, the members are liable for individual Federal income taxes on their respective shares of the Company's taxable income.

Basis of Accounting

The financial statements have been prepared using generally accepted accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with the income tax basis of accounting requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See Independent Accountants' Review Report.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

RELATED PARTY TRANSACTIONS

LRF Thoroughbred Fund, LLC has not entered into any related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.

CONFLICTS OF INTEREST

The LLC will be subject to various potential conflicts of interest arising out of its relationships with the Manager and its Affiliates. In addition, conflicts of interest may arise in view of the fact that the Manager and its Affiliates conduct a wide range of activities in the Thoroughbred horse industry independent of the affairs of the LLC. Further, in the purchase of any horse or horses for the LLC, the Manager may be acting as a dual agent, representing both the LLC and the seller in the transaction and/or on-going management of the horse or horses and may secure a fee from the seller for such services. Therefore, the LLC may be in competition with the Manager or its affiliates in the racing, purchase and sale of Thoroughbred horses. Under the Limited Liability Company Operating Agreement, the Manager is not prohibited from engaging in these and similar activities independent of the activities of the LLC. Conflicts of interest will be resolved primarily by reference to the Manager's fiduciary obligation to the members of the LLC and the members of each affiliate and syndicate to act in good faith and deal fairly with each entity.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

VIDEO TRANSCRIPTION

My name is Gary Fenton, I'm the managing partner of Little Red Feather Racing, we are the managing partners of LRF thoroughbred fund LLC.

Up until about ten years ago, horseracing ownership was one person or two friends getting together. We found having a communal experience of 10 people or 20 people or 40 people or now maybe 2000 people is a pretty exciting experience and we hope that people will invest and give us a chance to show you that experience.

I'm Billy Koch, Founder and Managing Partner of Little Red Feather Racing.
I promise you, there is absolutely no more thrilling, more exciting, more CRAZY feeling than watching your very own race horse cross the finish line as a winner. It is a surreal experience that will make you laugh, cry, scream, hug, and jump all over the place… all at the same time. The crowdfunding experience has been a dream of ours since inception. Finally… that day is here and now up to 2,000 people can be involved in this sport as owners!

We are America's premier racing club, we've done over 100 syndications we've been doing this for 15 years and when we say you get equity in a horse you get real equity in a horse.

We like to think of our investors as coming to Disneyland they go to the admission booth, they buy their ticket and hopefully they walk into an incredible experience.

Our investors have become family and we invite you to be part of each horse's journey with us. And with our relationships with the trainers and racetracks – you the investor – can feel like a major owner in the game, no matter that you only own a fractional share of a horse.

With that investment though, comes the education of horse ownership, our investors get everything from almost daily updates on the horse's journey to being able to be in the paddock before a race or in the winner's circle if we're lucky enough to win.

Like any investment in a company your final percentage is going to be the dollar amount that you put in divided by the total race and we divided the perks into 3 ownership packages.

We've got level one which is your entry level crowdfunding package and it tells you detailed emails about the horse's journey, we're also going to invite you to come to the races and meet your horse on a specific day.

 Level two is our fun package and we like to think of it as going to be very fun. We will provide you with access to buy seats so you can come watch your horse race.

Level three is our traditional LRF ownership package. It is an all access pass into the world of thoroughbred ownership. We invite you to get a horse license and if you get a license you have unfettered access to the backstretch on the racetrack to come visit your horse anytime we invite you down to the paddock to saddle your horse before a race and if we're lucky enough to win come down to the winner's circle and take a picture with the winning horse, your winning horse.

Join us now and become part of the Little Red Feather family. Join us on this amazing journey into the Sport Of Kings. Experience the excitement that is thoroughbred horseracing and take pride in your investment. It's like nothing else you've ever done before.

Whether it's five hundred dollars or ten thousand dollars or fifty thousand dollars, join us today and we guarantee that it's going to be the most exciting investment you ever make.



LITTLE RED FEATHER RACING CLUB
5950 Canoga Ave. Suite 510
Woodland Hills, CA 91367
818-383-7000
www.littleredfeather.com

USE OF PROCEEDS

The gross proceeds of the Offering to the Company will be $300,000 if the Minimum Offering Amount is raised and $1,000,000 is the Maximum Offering Amount is raised. The net proceeds of the Offering, after deduction of expenses of the Offering, including but not limited to the intermediary's fees, escrow fees, legal fees, accounting fees and management fees will be used by the Company as working capital to purchase, and maintain thoroughbred race horses for racing at Santa Anita Park, Del Mar and other top race tracks. The following table lists the estimated use of proceeds of the Offering if the Minimum Offering Amount and the Maximum Offering Amount are raised.

[CHART FOLLOWS]

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Horses to be Purchased		3 Horses		6 Horses
Intermediary Fees	5.00%	$15,000	5.00%	$50,000
Estimated Attorneys Fees	3.33%	$10,000	1.00%	$10,000
Estimated Accounting Fees	3.33%	$10,000	1.00%	$10,000
LRF Mgmt Fees	10.00%	$30,000	10.00%	$100,000
Horse Acquisition Costs	50.00%	$150,000	60.00%	$600,000
Horse Maintenance Fees	28.34%	$85,000	23.00%	$230,000
Total	100.00%	$300,000	100.00%	$1,000,000

The estimated use of proceeds set forth below illustrate the present expectation of the Company. LRF Thoroughbred Fund, LLC will have discretion to alter the use of proceeds as set forth below as Company determines how to best accomplish its objectives.